UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2008

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.

(CENTRAL NORTH AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Aeropuerto Internacional de Monterrey

Zona de Carga

Carretera Miguel Alemán, Km. 24 s/n

66600 Apodaca, Nuevo León, Mexico

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

OMA will develop commercial areas at the Mexico City International Airport’s Terminal 2

•   Joint venture with NH Hoteles
•   Project includes airport hotel and commercial areas

Monterrey, Mexico, November 19, 2008—Mexican airport operator Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA, announces the acquisition of 90% of the shares of Consorcio Grupo Hotelero T2, S.A. de C.V. (the Consortium) in order to develop and operate an NH-branded hotel and commercial areas inside the new Terminal 2 of the Mexico City International Airport. NH Hoteles, S.A. of Spain owns the other 10%.

With the acquisition of the shares of the Consortium, OMA joins with international hotel operator NH Hoteles to develop and operate a 287-room, 5-star hotel and more than 5,000 m2 in commercial space inside Terminal 2, under a 20-year lease agreement with the Mexico City International Airport (AICM).

OMA will operate the commercial areas, and NH Hoteles will operate the hotel. The construction of the hotel is 60% completed and is expected to begin operations at the end of the first quarter of 2009. The Consortium is currently carrying out market and feasibility studies for the development of the commercial areas, with an expected start of operations of the first phase of commercial development in 2010.

Currently, OMA operates 13,484 m2 of commercial space in its 13 airports, and NH Hoteles operates 345 hotels in 22 countries in Europe, the Americas, and Africa.

This project provides the opportunity to participate in a passenger terminal that is expected to serve more than nine million passengers this year, its first full year of operation, according to AICM. Airlines based in T2 include Aeromar, Aeroméxico and Aeroméxico Connect, Continental, Copa, Delta, and LAN Chile.

Rubén López, the CEO of OMA, noted: “This project marks a major step forward for OMA in the development of new businesses and diversification of revenues. The project is expected to enable us to significantly increase non-aeronautical revenues and provide better balance in the mix of revenues, by increasing by about 40% the amount of commercial space operated by the group, not counting the hotel. With the development of this project, OMA will be the first Mexican airport group to have commercial operations outside the 13 airports that we operate. By bringing together NH Hoteles, which is one of the most respected names in the hotel industry, and OMA with our experience in operating and developing airport commercial areas, we are creating a formula for success.”

Francisco Medina Elizalde, the General Director of NH Hoteles for Mexico and the Caribbean, added: “The hotel project for Terminal 2 of IACM is a great opportunity for NH Hoteles, since we are operating in the third busiest terminal building in Mexico. We are creating an innovative, vanguard hotel, with unique architecture and all the functionality needed to satisfy the needs of our guests. The focus will be 70% on business travelers, and 30% on tourists. By joining forces with OMA in the development of this important project, NH Hoteles will be able to reinforce our hotel expertise with the knowledge that OMA has about the dynamic of operating in and around airports.”

The estimated total investment to develop the hotel is approximately Ps. 300 million. The investment for the development of the commercial areas will depend on the specific projects to be undertaken, once the studies are completed.

Empresas ICA, the majority shareholder of OMA, is currently carrying out the hotel construction contract under a fixed-price, financed works contract.

About OMA

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA, operates 13 international airports in nine states of central and northern Mexico. OMA’s airports serve Monterrey, Mexico’s third largest metropolitan area, the tourist destinations of Acapulco, Mazatlán, and Zihuatanejo, and nine other regional centers and border cities. OMA employs over 900 persons in order to offer passengers and clients, airport and commercial services in facilities that comply with all applicable international safety, security standards, and ISO 9001:2000. OMA’s strategic shareholder members are ICA, Mexico’s largest engineering, procurement, and construction company, and Aéroports de Paris Management, subsidiary of Aéroports de Paris, the second largest European airports operator. OMA is listed on the Mexican Stock Exchange (OMA) and on the NASDAQ Global Select Market (OMAB). Please visit our website, www.oma.aero.

About NH Hoteles

NH Hoteles ranks third among European business hotels. NH Hoteles currently has 345 hotels with 50,961 rooms in 22 countries in Europe, the Americas and Africa. NH Hoteles has at present 57 new projects for hotels under construction, which will provide more than 11,000 new rooms. NH Hoteles stands out in quality both as regards services and facilities, with very carefully thought out decoration, intended to please all tastes and making the guest feel comfortable. NH Hoteles’ establishments offer the most advanced technologies designed to facilitate the guest’s communication as well as his work and leisure. NH Hoteles is a responsible company in the Tourism industry. The Chain offer hotel services which anticipate present and future needs of both our internal and external stakeholders (Employees, Clients, Shareholders, Suppliers, Environment, etc.), as well as the communities where we operate and future generations with maximum attention to detail and efficient and sustainable solutions. NH Hoteles is listed on the Stock Exchange of Madrid. For more information, visit www.nh-hotels.com.

This press release may contain forward-looking information and statements. Forward-looking statements are statements that are not historical facts. These statements are only predictions based on our current expectations and projections about future events. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target,” or similar expressions. While OMA's management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and are generally beyond the control of OMA, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include, but are not limited to, those discussed in our Annual Report filed on Form 20-F under the caption “Risk Factors.” OMA undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.

By:	/s/ Víctor Humberto Bravo Martín
Víctor Humberto Bravo Martín
Chief Financial Officer

Date: November 19, 2008